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                                 PRINTCAFE, INC.
                                 40 24TH Street
                         Pittsburgh, Pennsylvania 15222
                                 (412) 456-1141




                                  June 1, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      PRINTCAFE, INC.
         Request to Withdraw Registration Statement on Form S-1
         (Registration No. 333-32388) Originally Filed March 14, 2000.

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), printCafe, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $0.0001 per share ("Common Stock"). The Registrant has determined that at this time it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement as a result of market conditions and significant changes to its business since the initial filing.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement. All activity regarding the proposed initial public offering was discontinued several months ago. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.


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Securities and Exchange Commission
June 1, 2001
Page 2


Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (412) 456-1151.

Sincerely,

PRINTCAFE, INC.


By: /s/ Joseph Whang
    ------------------------------
Name:  Joseph Whang
Title: Chief Financial Officer and
       Executive Vice President, Business Development

cc:    Iain Mickle, Esq.
       Dennis Michaels, Esq.